ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

3 April, 2006

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Butterfield Trust x 1
- Share buy back x 5
- Director/PDMR interests – A J Trahar
- Director/PDMR interests – LTIP

Yours faithfully
For and on behalf of Anglo American plc

Catherine Marshall

C Marshall
Company Secretarial Assistant
Encs - 40 copies

dlw 4/13

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 626,000 of its ordinary shares on 28 March 2006 at prices between £21.3130 and £21.40 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 2,526,000 ordinary shares in treasury, and has 1,525,448,772 ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

29 March 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 500,000 of its ordinary shares on 27 March 2006 at prices between £21.49 and £21.50 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 1,900,000 ordinary shares in treasury, and has 1,526,074,772 ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

28 March 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 300,000 of its ordinary shares on 29 March 2006 at prices between £21.47 and £21.50 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 2,826,000 ordinary shares in treasury, and has 1,525,148,772 ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

30 March 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 151,280 of its ordinary shares on 30 March 2006 at prices between £21.895 and £22.00 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 2,977,280 ordinary shares in treasury, and has 1,524,997,492 ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

31 March 2006

END.

ANGLO AMERICAN PLC (the "Company")

DIRECTOR/PDMR INTERESTS

The Company announces that Mr A J Trahar, (Chief Executive of the Company) sold 33,870 ordinary shares of US$0.50 each in the Company (the "Shares") at an average price of ZAR 235.04 (£21.45) per Share. These Shares were included in previous declarations of Mr Trahar's direct beneficial interest in Shares which accordingly has been reduced by 33,870.

The Company also announces that, on 27 March 2006, 5,000 Anglo American plc Rollover options held by Mr Trahar for a family trust were exercised as follows:

Number of Share Options	**Option Price**
5,000	**ZAR 51.25**

The Shares acquired in terms of the options were sold at an average price of £21.50 each.

The notification of these transactions is to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

N Jordan
Company Secretary
28 March 2006

ANGLO AMERICAN PLC

PDMR/DIRECTORS' INTERESTS

Anglo American plc announces the following conditional award of ordinary shares of US$0.50 in the capital of the Company ("Shares") in connection with the operation of the Company's Long Term Incentive Plan.

The Long Term Incentive Plan provides directors and senior employees with shares awarded on a conditional basis as determined by the Remuneration Committee of the Board. The current award will vest in March 2009, subject to the satisfaction of the performance conditions.

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the Long Term Incentive Plan, the Company notified relevant directors and PDMRs on March 30 2006 of the award of Shares under the Long Term Incentive Plan as follows:

Name of Director	**Number of Shares**
Mr D A Hathorn	43,919
Mr R Médori*	53,421
Mr S R Thompson*	50,507
Mr A J Trahar	98,938
Name of PDMR	**Number of Shares**
Mr P M Baum	26,786
Mr R J King*	34,966
Mr A E Redman	33,301
Mr R S Robertson*	20,700
Mr P Smith	21,000
Mr J N Wallington	21,000

*For UK residents only, the award includes Shares to cover any employer's NI liability.

Andy Hodges
Deputy Secretary
30 March 2006

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 400,000 of its ordinary shares on 31 March 2006 at prices between £22.1875 and £22.30 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 3,377,280 ordinary shares in treasury, and has 1,524,597,492 ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Secretary

3 April 2006

END.

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 29,347,749 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
27 March 2006	198,604
28 March 2006	361,807
29 March 2006	174,936
30 March 2006	151,628
31 March 2006	249,506

The Company was advised of these transactions on 31 March 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P L Zim
A J Trahar (1)	P M Baum
	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

(1) Mr Trahar (Chief Executive of the Company) was connected with two transactions that took place on 28 March 2006 in respect of 38,870 Ordinary Shares, which were the subject of a separate announcement.

Andy Hodges
Deputy Company Secretary
03 April 2006